Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations

in the Third Quarter of 2023

Singapore/Shanghai, China, October 20, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the third quarter (“Q3 2023”) ended September 30, 2023.

Business update

For our Legacy-Huazhu business, our RevPAR in Q3 2023 recovered to 129% of the 2019 level, supported by the strong travel demand. Breaking down into monthly numbers, our RevPAR in July, August and September 2023 recovered to 132%, 128% and 128% of the 2019 levels, respectively. While the RevPAR growth continued to be primarily driven by ADR growth, the occupancy rate recovery also improved sequentially this quarter. In Q3 2023, our hotel openings picked up with a gross openings of 545 hotels, and our hotel closures amounted to 139 hotels.

Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”) continued its promising business recovery trend and its RevPAR recovered to 107% of the 2019 level.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2023	Closed (2) in Q3 2023	Net added in Q3 2023	As of September 30, 2023	As of September 30, 2023
Leased and owned hotels	4	(12)	(8)	608	87,026
Manachised and franchised hotels	541	(127)	414	8,420	772,258
Total	545	(139)	406	9,028	859,284

(1) Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2) The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2023, we temporarily closed 8 hotels for brand upgrade or business model change purposes.

	As of September 30, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,992	1,084
Leased and owned hotels	334	1
Manachised and franchised hotels	4,658	1,083
Midscale, upper-midscale hotels and others	4,036	1,851
Leased and owned hotels	274	14
Manachised and franchised hotels	3,762	1,837
Total	9,028	2,935

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	294	384	406	38.1%
Manachised and franchised hotels	248	295	314	26.4%
Blended	254	305	324	27.7%
Occupancy rate (as a percentage)
Leased and owned hotels	73.1%	83.6%	87.8%	+14.7	p.p.
Manachised and franchised hotels	76.4%	81.6%	85.7%	+9.2	p.p.
Blended	76.0%	81.8%	85.9%	+9.8	p.p.
RevPAR (in RMB)
Leased and owned hotels	215	321	356	65.8%
Manachised and franchised hotels	190	241	269	41.7%
Blended	193	250	278	44.3%

	For the quarter ended
	September 30,	September 30,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	288	406	41.0%
Manachised and franchised hotels	235	314	33.4%
Blended	245	324	32.1%
Occupancy rate (as a percentage)
Leased and owned hotels	90.0%	87.8%	-2.3	p.p.
Manachised and franchised hotels	87.2%	85.7%	-1.5	p.p.
Blended	87.7%	85.9%	-1.8.	p.p.
RevPAR (in RMB)
Leased and owned hotels	259	356	37.5%
Manachised and franchised hotels	205	269	31.1%
Blended	215	278	29.4%

Same-hotel operational data by class
Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,669	3,669	154	216	40.1%	192	247	28.8%	80.3%	87.3%	+7.1
Leased and owned hotels	322	322	167	263	57.7%	213	295	38.9%	78.4%	89.0%	+10.6
Manachised and franchised hotels	3,347	3,347	152	209	37.3%	189	240	26.9%	80.5%	87.1%	+6.6
Midscale, upper-midscale hotels and others	2,797	2,797	244	343	41.0%	325	399	22.5%	74.8%	86.1%	+11.3
Leased and owned hotels	254	254	270	439	62.5%	390	504	29.1%	69.2%	87.1%	+17.9
Manachised and franchised hotels	2,543	2,543	240	329	37.3%	317	383	20.8%	75.7%	86.0%	+10.3
Total	6,466	6,466	199	281	41.1%	257	324	26.2%	77.5%	86.7%	+9.2

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2023	Closed in Q3 2023	Net added in Q3 2023	As of September 30, 2023(4)	As of September 30, 2023	As of September 30, 2023
Leased hotels	2	-	2	82	15,961	24
Manachised and franchised hotels	-	(1)	(1)	47	10,511	11
Total	2	(1)	1	129	26,472	35

(3) Legacy-DH refers to DH. (4) As of September 30, 2023, a total of 3 hotels were temporarily closed due to repair work.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	113	119	113	0.0%
Manachised and franchised hotels	116	112	116	0.3%
Blended	114	117	114	0.1%
Occupancy rate (as a percentage)
Leased hotels	67.4%	69.4%	71.4%	+4.0	p.p.
Manachised and franchised hotels	64.1%	63.8%	65.5%	+1.4	p.p.
Blended	66.1%	67.1%	69.0%	+2.9	p.p.
RevPAR (in EUR)
Leased hotels	76	83	81	5.9%
Manachised and franchised hotels	74	71	76	2.4%
Blended	75	78	79	4.5%

Hotel Portfolio by Brand

	As of September 30, 2023
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	5,007	405,226	1,097
HanTing Hotel	3,500	311,067	700
Hi Inn	461	24,272	180
Ni Hao Hotel	247	18,369	181
Elan Hotel	561	27,244	1
Ibis Hotel	223	22,541	22
Zleep Hotels	15	1,733	13
Midscale hotels	3,329	359,600	1,432
Ibis Styles Hotel	98	9,893	29
Starway Hotel	636	54,705	229
JI Hotel	1,980	229,990	890
Orange Hotel	615	65,012	284
Upper midscale hotels	663	94,523	369
Crystal Orange Hotel	175	22,876	108
CitiGO Hotel	35	5,301	3
Manxin Hotel	127	11,994	70
Madison Hotel	80	10,447	57
Mercure Hotel	157	25,907	56
Novotel Hotel	21	5,415	18
IntercityHotel(5)	59	11,326	53
MAXX(6)	9	1,257	4
Upscale hotels	132	20,789	64
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	59	2,750	51
Grand Mercure Hotel	9	1,823	3
Steigenberger Hotels & Resorts(7)	54	14,395	9
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	1
Song Hotels	7	513	1
Others	10	3,258	6
Other hotels(9)	10	3,258	6
Total	9,157	885,756	2,970

(5)           As of September 30, 2023, 6 operational hotels and 41 pipeline hotels of IntercityHotel were in China.

(6)           As of September 30, 2023, 4 operational hotels and 4 pipeline hotels of MAXX were in China.

(7)           As of September 30, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)           As of September 30, 2023, 3 operational hotels of Steigenberger Icon were in China.

(9)        Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2023, H World operated 9,157 hotels with 885,756 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.